UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

BCO Hydrocarbon Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

05536B 107
(CUSIP Number)

Jacqueline Danforth
International Securities Group Inc.
1530 9th Ave SE
Calgary, Alberta, T2G 0T7
(403) 693-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05536B 107

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Daniel Brooks

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	United States

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	35,000,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	35,000,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	35,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	81.87%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, of BCO Hydrocarbon Ltd. (the “Issuer”).  Its principal executive offices are located at 8520 NE 25th St, Clyde Hill, WA 98004-1645.

Item 2.	Identity and Background

(a)  This Schedule 13D is being filed by Daniel Brooks.

(b)  The residence address of Daniel Brooks is – 8520 NE 25th St., Clyde Hill, WA 98004-1645.

(c)  The principal occupation of Daniel Brooks  is self-employed businessman and the name of the principal corporation by whom Mr. Adelman is employed is 770522 Alberta Ltd., a corporation whose principal business is real estate with an address of 1502, 804 - 3rd Ave S.W., Calgary, AB T2P 0G9.

(d)  During the last five (5) years, Daniel Brooks has not been convicted in any criminal proceeding.

(e)  During the last five (5) years, Daniel Brooks not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Daniel Brooks is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The consideration for the purchase was $17,500.00 cash.  The source of funds for the purchase of the common stock was by way of a loan agreement between Mr. Brooks and a director of the Issuer, Malcolm Albery.   The shares secure a promissory note between Mr. Brooks and Mr. Albery.

Item 4.	Purpose of Transaction

Mr. Brooks purchased the shares based on his belief that BCO Hydrocarbon Ltd. was an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to Mr. Brooks, and the availability of shares at prices that would make the purchase of additional shares desirable, Mr. Brooks may endeavor to increase his position in the Issuer through the purchase of shares on the open market or in private transactions.

There are no plans or proposals which Mr. Brooks may have in regard to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

Mr. Brooks has no present plans or proposals relating to the Issuer and has no plans to dispose of any of the shares of the Issuer at this time.

Item 5.                      Interest in Securities of the Issuer

(a)
Mr. Brooks holds a total of 35,000,000 shares of common stock of the Issuer directly in his name which represents 81.87% of a total of 42,750,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)	Mr. Brooks has sole voting power and sole dispositive power over the securities referred to above in paragraph (a) of this Item 5.

(c)	During the 60 sixty day period preceding the date of the filing of this Schedule 13D, Mr. Brooks has not purchased any shares of the Issuer.

(d)
Mr. Brooks has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  Mr. Brooks has the right to receive the dividends.  No one other than I  have the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held in Mr. Brooks referred to above in paragraph (a) of this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

There is a secured promissory note as disclosed above in regard to a loan made between Daniel Brooks and Malcolm Albery whereby the shares are pledged as collateral for the loan.   Pursuant to the terms of the loan agreement, the loan is due and payable on December 31, 2009.

Item 7.	Material to Be Filed as Exhibits

Not applicable.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2009	By:	/s/ Daniel Brooks
Name: Daniel Brooks